February 28, 2005

British Columbia Securities Commission PO Box 10142, Pacific Centre 701 West Georgia Street Vancouver, BC V7Y 1L2	Alberta Securities Commission 21st Floor 10025 Jasper Ave Edmonton, AB T5J 3Z5

Office of International Corporate Finance Securities and Exchange Commission 450 Fifth Street NW, Mail Stop 3-7 Washington, DC 20549	TSX Venture Exchange P.O. Box 11633 Suite 2700 — 650 West Georgia Street Vancouver, BC V6B 4N9

National Association of Securities Dealers OTCBB Filings 9801 Washingtonian Blvd Gaithersburg, MD 20878-5356

RE: Interim Financial Statements – December 31, 2004

Dear Sirs/Madams:

Enclosed is one copy of the Company’s interim financial statements and supplementary information, the MD & A, and officer certifications for the nine-month period ended December 31, 2004. The above documents have been distributed to those shareholders on the Company’s Supplemental Mailing List, individuals who have otherwise requested them and will remain available pursuant to subsequent requests.

Yours truly,

NETTRON.COM, INC..

“Signed”

Douglas E. Ford
Secretary

Encl.
:kls